Xerox Underwriting Syndicate Members

Citi
JP Morgan Securities, Inc.
Merrill Lynch & Co., Inc.
Banc of America Securities LLC
Barclays Capital
BNP Paribas
Deutsche Bank Securities
HSBC Securities (USA) Inc.
UBS Investment Bank
Bear, Stearns & Co., Inc.
Lehman Brothers Inc.
Mizuho Securities (USA) Inc.